UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WEIKANG BIO-TECHNOLOGY GROUP COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

948644 10 9
(CUSIP Number)

Weili Wang
18138 Via Calma
Rowland Heights, California 91748
(626) 253-2038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 948644 10 9

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only)

Weili Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7. SOLE VOTING POWER
SHARES
BENEFICIALLY	500,000
OWNED BY
EACH	8. SHARED VOTING POWER
REPORTING
PERSON WITH	22,925,200*

9. SOLE DISPOSITIVE POWER

500,000

10. SHARED DISPOSITIVE POWER
22,925,200*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,425,200**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.6%***

14.	TYPE OF REPORTING PERSON

IN

* The 22,925,200 shares are held directly by Lucky Wheel Limited, an entity 100% owned by Weili Wang. Yin Wang serves as the Chief Executive Officer and as a director of Lucky Wheel Limited, has the right to exercise options to purchase up to 100% of the shares of Lucky Wheel Limited and has the power to block any change in the structure of Lucky Wheel Limited and the issuance of any new shares of Lucky Wheel Limited. Weili Wang, by virtue of her ownership in Lucky Wheel Limited, and Yin Wang, by virtue of his blocking power and his right to exercise options held in Lucky Wheel Limited, may be deemed beneficial owners of the Issuer.

** Consists of 500,000 shares of the Common Stock owned directly by Weili Wang and 22,925,200 shares held by Lucky Wheel Limited, an entity 100% owned by Weili Wang.

***Based on 28,024,388 shares of common stock outstanding at the filing of this report.

Explanatory Note
This Amendment No. 1 (this “Amendment ”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “ SEC ”) on December 7, 2007. This Amendment is being filed to report a change in beneficial ownership by Ms. Weili Wang. Between the filing of the original Schedule 13D and July 16, 2010, Ms. Wang gifted an aggregate of 1,300,000 shares of Common Stock to certain third parties, decreasing her ownership of Issuer Common Stock by 5.5%.  On June 29, 2010, Ms. Wang also gifted 22,925,200 shares of Common Stock to Lucky Wheel Limited, a British Virgin Islands entity. Ms. Wang is the 100% owner of Lucky Wheel Limited, a company formed in the British Virgin Islands, with its principal executive offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The total amount of beneficially owned Common Stock held by Ms. Wang following the filing of this Amendment is 23,425,200 shares, or 83.6% of the Issuer’s outstanding shares. Unless otherwise stated, the information set forth in the original Schedule 13D remains accurate in all respects.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.00001 per share (the “Common Stock”), of Weikang Bio-Technology Group Company, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 365 Chengde Street, Daowai District, Harbin Heilongjiang Province, People’s Republic of China 150020.

Item 2. Identity and Background.

This Amendment is filed on behalf of Weili Wang, (the “Reporting Person”). This filing relates to 23,425,200 shares of Common Stock held by the Reporting Person. The Reporting Person’s address is 18138 Via Calma, Rowland Heights, California 91748.

The Reporting Person was previously a member of the board of directors of the Issuer.  She is no longer a member of the Issuer’s board of directors and is currently not employed.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person originally held 24,725,200 shares of Common Stock, which she received in connection with a share exchange on December 7, 2007. On June 16, 2010 and June 29, 2010, the Reporting Person gifted approximately 1,180,000 shares and 120,000 shares of Common Stock, respectively, to third parties, which brought the total number of shares of Common Stock transferred by the Reporting Person to third parties since December 7, 2007 to 1,300,000 shares, decreasing her ownership by 5.5%.

On June 29, 2010, the Reporting Person also gifted 22,925,200 shares of Common Stock to Lucky Wheel Limited, a British Virgin Islands entity, pursuant to a certain Assignment of Rights Agreement entered into between the Reporting Person and Lucky Wheel Limited on June 29, 2010. Lucky Wheel Limited is 100% owned and controlled by the Reporting Person.

At the filing of this Amendment, the Reporting Person holds an aggregate of 23,425,200 shares of Issuer Common Stock, 22,925,200 shares of which are indirectly owned by the Reporting Person by virtue of her control of Lucky Wheel Limited.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Issuer Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change her purpose with respect to her investment and take such actions as she deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Issuer Common Stock which she now owns or may hereafter acquire.

Except as set forth in this Amendment, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the
Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

The percentages calculated in this filing are based on 28,024,388 shares of Issuer Common Stock outstanding as of the close of business on July 20, 2010.

(a) As of the date of this filing, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 23,425,200 shares of Issuer Common Stock, 22,925,200 shares of which are indirectly owned by the Reporting Person through Lucky Wheel Limited.  The aggregate number of shares held by the Reporting Person represent approximately 83.6% of the Issuer’s Common Stock outstanding as of the date of this Amendment.

The Reporting Person does not own any other securities of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of 500,000 shares and s hares the power to vote and to dispose of 22, 925,200 shares of Issuer’s Common Stock.

(c) Other than the gift of an aggregate of 1,300,000 shares of the Issuer’s Common Stock to third parties on June 16, 2010 and June 29, 2010 and the gift of 22,925,200 shares of the Issuer’s Common Stock to Lucky Wheel Limited on June 29, 2010, as explained in Item 3 above, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d) As the Chief Executive Officer and a director of Lucky Wheel and as the ultimate beneficiary of the Issuer’s Common Stock held directly by Lucky Wheel, Yin Wang has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of the Reporting Person’s securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Assignment of Rights Agreement entered into between Weili Wang and Lucky Wheel Limited on June 29, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2010	/s/ Weili Wang
Weili Wang